Exhibit 3

CONFIDENTIAL

DELIVERY VIA EMAIL

September 13, 2015

Timberline Resources Corporation

101 E. Lakeside

Coeur d’Alene, ID 83814

Attention:                     Kiran Patankar, President & Chief Executive Officer

Bill Sheriff, Chairman

Re:                 Proposed acquisition (the “Proposed Transaction”) by Waterton Precious Metals Fund II Cayman, LP (together with its subsidiaries, the “Offeror”) of all of the issued and outstanding shares of Timberline Resources Corporation (“TRC” or the “Company”, and together with the Offeror, the “Parties”)

Dear Mr. Patankar:

The purpose of this letter agreement (the “Letter Agreement”) is to set forth the principal terms and conditions of the Proposed Transaction by which the Offeror shall purchase, in cash, all of the issued and outstanding shares (the “Shares”) of the Company for $0.58 per share (the “Offer Price”), and to facilitate the good-faith negotiation and settlement of Definitive Agreements (as defined below) evidencing the Proposed Transaction. The Proposed Transaction represents an aggregate offer price (the “Aggregate Offer Price”) of approximately $7,000,000 and represents a premium of 93% over the closing price per common share of TRC on the NYSE MKT on September 3, 2015.

The Offeror’s current intention is to structure the Proposed Transaction by way of a take-over bid, although it is open to considering other structures. As conditions precedent to the closing of the Proposed Transaction, amongst other matters, the Offeror must be satisfied (in its sole and absolute discretion) with the results of its due diligence review.

1.                                      The Proposed Transaction

1.1                               The Parties agree that the Parties will effect the Proposed Transaction pursuant to the terms and conditions of (i) an irrevocable lock-up agreement (collectively, the “Lock-up Agreements”) with each of (a) the directors and officers of TRC that directly or indirectly own or control any Shares and (b) such other principal shareholders of TRC as the Offeror may reasonably select, and (ii) a support agreement (the “Support Agreement”, and together with the Lock-up Agreements, the “Definitive Agreements”) with TRC.

1.2                               The Offeror anticipates closing the Proposed Transaction as soon as practicable. In addition to any other conditions precedent described in the Definitive Agreements, the closing of the Proposed Transaction shall be subject to the following conditions precedent customary for transactions of this nature:

(i)            the valid receipt of all federal, state, provincial and local approvals (regulatory and otherwise), authorizations, consents and exemptions necessary for the valid and legal completion of the Proposed Transaction and the Definitive Agreements;

(ii)           the valid receipt of all applicable approvals for the valid and legal completion of the Proposed Transaction under applicable corporate and securities laws;

(iii)          the deposit of that number of Shares under the bid which would constitute at least 66 2/3% (on a fully-diluted basis) of the issued and outstanding Shares; and

(iv)          no material adverse effect.

1.3                               The Support Agreement will provide that the board of directors of TRC (the “Board”) will unanimously recommend that TRC’s shareholders accept the take-over bid (subject to the Board’s fiduciary duties) and will contain customary ordinary course of business covenants, including restrictions on the issuance of Shares and securities convertible into Shares (including options). The Support Agreement shall also include certain deal protection mechanisms that shall be negotiated amongst the Company and the Offeror, acting reasonably and shall also contemplate the Offeror honoring certain change of control payments that may become due and payable to TRC’s officers and employees should the Parties close the Proposed Transaction.

1.4                               The Offeror agrees to provide, at the option of the Company, pre-transaction financing, which financing shall consist of a private placement of 1,331,861 shares of common stock of the Company at a price of US$0.375 per share, for total proceeds of US$499,447.87 (the “Private Placement”). The Parties hereby agree that the closing of the Private Placement is conditional upon the TSX Venture Exchange (the “Canadian Exchange”) approving the pricing of the Private Placement, and the closing of the Private Placement shall occur within ten (10) days of the date upon which this Letter Agreement is executed by both Parties.  If the Private Placement does not close within ten (10) days of the date upon which this Letter Agreement is executed by both Parties, this Letter Agreement shall automatically terminate and shall be of no further force and effect. The Parties agree that subject to compliance with applicable law and, if required, the acceptance of the Canadian Exchange, pursuant to the terms of the documents relating to the Private Placement, the Offeror shall have the right (the “Participation Right”), but not the obligation, to acquire, on a pro rata basis, Shares or securities convertible into Shares (collectively, the “Equity Securities”) if at any time following the closing of the Private Placement and for any reason (whether in respect of a private or public offering of securities or in connection with a corporate transaction or otherwise) the Company issues Equity Securities (each, an “Equity Issuance”). In the foregoing circumstances, the Offeror shall have the right, but not the obligation, to acquire that number of Equity Securities on the same terms as the Equity Issuance that would cause it to maintain the same percentage equity interest in the Company that it possesses immediately prior to the closing of the Equity Issuance such that the Offeror does not suffer any equity dilution. The Company hereby acknowledges that it shall not close any Equity Issuance prior to providing the Offeror with the opportunity to exercise its Participation Right.

2.                                      Due Diligence

2.1                               The Company agrees that commencing on the business day after the Company executes this Letter Agreement, it will permit the Offeror and its representatives and other persons designated by the Offeror, at all reasonable times, to have access to the Company, its assets, its management and its representatives and will provide the Offeror with all such information and material concerning the Company, its subsidiaries and their assets as the Offeror may from time to time request in order to assess the Proposed Transaction. The due diligence investigations will include, but will not be limited to, site visits (on dates which shall be mutually agreed-upon by the Parties) and a complete review of the Company’s financial, legal, tax and environmental records and agreements, and such other matters as the Offeror may deem relevant in order to assess the Proposed Transaction. The Offeror shall indemnify the Company and its directors, officers, employees, agents, shareholders and representatives from any liability arising out of the gross negligence or wilful misconduct of the Offeror’s representatives related to such site visits.

3.                                      Exclusivity

3.1                               In consideration of the expenses and time commitment that the Offeror will incur in connection with the Proposed Transaction, the Company agrees that for a period ending on the date that is thirty (30) calendar days following the date of receipt by the Offeror of access to the materials indentified in Appendix “A” hereto (the “Exclusivity Period”), neither the Company nor any of its advisers, representatives, officers, employees, directors, agents, subsidiaries or affiliates (all such persons and entities, collectively, the “TRC Group”) shall initiate, solicit, entertain, negotiate, accept or discuss, directly or indirectly, any proposal or offer from any person or group of persons other than the Offeror to acquire, joint venture or finance all or any part of the business, assets or properties of the Company or any capital stock or capital stock equivalents of corporate entities within TRC Group (whether by takeover bid, merger, purchase of stock, purchase of assets, tender offer, joint venture agreements, debt financings (or debt financing equivalent transactions), equity financings, royalty arrangements or otherwise) (an “Alternative Proposal”) or provide any non-public information to any third party in connection with an Alternative Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Proposed Transaction with the Offeror. Each member of the TRC Group agrees to immediately notify the Offeror if it receives any indication of interest, request for information or offer in respect of an Alternative Proposal, and will communicate to the Offeror in reasonable detail the terms of any such indication, request or offer, and will provide the Offeror with copies of all written communications relating to any such indication, request or offer. Immediately upon the execution of this Letter Agreement, each member of the TRC Group shall terminate any and all existing discussions or negotiations with any person or group of persons other than the Offeror regarding an Alternative Proposal. Each member of the TRC Group represents and warrants to the Offeror that it is not party to or bound by any agreement with respect to an Alternative Proposal.

4.                                      Termination and Break Fee

4.1                               Unless otherwise set forth herein, this Letter Agreement shall terminate upon the earlier of (i) the conclusion of the Exclusivity Period if the Definitive Agreements have not been executed prior to such date, (ii) the date upon which the Offeror notifies the Company, in writing, that it does not wish to move forward with the Proposed Transaction, and (iii) the execution of the Definitive Agreements; provided that Sections 4, 5, 6, 7, 8 and 9 hereof shall survive the termination or expiry of this Letter Agreement.

4.2                               Notwithstanding anything to the contrary in this Letter Agreement, should the Company announce, complete or otherwise enter into an agreement (whether binding or non-binding) in respect of an Alternative Proposal on any date (as applicable, the “Alternative Transaction Date”) during the period commencing on the business day on which the Company executes this Letter Agreement and ending ninety (90) calendar days after the expiration of the Exclusivity Period, the Company shall, within ten (10) calendar days of the Alternative Transaction Date, pay to the Offeror an amount equal to five percent (5%) of the Aggregate Offer Price (the “Break

Fee”). For the avoidance of doubt, no Break Fee shall be payable by the Company to the Offeror if the Offeror has notified the Company, in writing, that it does not wish to move forward with the Proposed Transaction.

5.                                      Confidentiality

5.1                               This Letter Agreement, the contents of this Letter Agreement and the information exchanged by the Parties in connection with this Letter Agreement and the Proposed Transaction, are intended for the exclusive use of the Parties and shall not be disclosed by the Parties to any person other than to each Party’s legal and financial advisors for the purpose of reviewing the Proposed Transaction and completing the Definitive Agreements. Disclosure to third parties not expressly contemplated under this Section 5 may only occur in accordance with the terms and conditions of this Letter Agreement or with the prior written consent of the non-disclosing Parties. The confidentiality obligations described in this Section 5 shall terminate one (1) year after the date of execution of this Letter Agreement.

5.2                               Notwithstanding anything to the contrary in this Letter Agreement, the confidentiality obligations described in this Section 5 shall not apply to disclosure that is required under applicable law, provided that (i) TRC shall not publish or otherwise use the Offeror’s name without the Offeror’s prior written consent (which may be unreasonably withheld), and/or (ii) prior to making any disclosure pursuant to applicable law, the Party that is under an obligation to make such disclosure shall agree upon the proposed content of such disclosure with the other Party.

6.                                      Costs

6.1                               Each of the Parties shall be responsible for and shall bear its own costs and expenses (including any broker’s or finder’s fees and the expenses of its representatives) incurred at any time in connection with (i) this Letter Agreement, (ii) negotiating, pursuing or completing the Proposed Transaction and the Definitive Agreements, and (iii) any matters relating thereto.

7.                                      Governing Law

7.1                               This Letter Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

8.                                      Binding Nature

8.1                               Other than Sections 1.4, 2, 3, 4, 5, 6, 7, 8, and 9 hereof, which are intended to be legally binding, this Letter Agreement is an expression of interest only and does not constitute a legally binding agreement between the Parties. This Letter Agreement does not constitute a binding commitment or obligation on the part of any Party to proceed with the Proposed Transaction, and any such binding commitment or obligation will be set forth only in the Definitive Agreements; provided, however, that each of the Parties agrees to make all commercially reasonable efforts to negotiate and settle the Definitive Agreements by the end of the Exclusivity Period.

9.                                      Miscellaneous

9.1                               This Letter Agreement will enure to the benefit of and be binding upon the Parties and their respective heirs, executors, administrators, successors and permitted assigns.

9.2                               The Company may not assign or transfer any of its rights or obligations under this Letter Agreement without the prior written consent of the Offeror. The Offeror may assign and transfer its rights and obligations to an affiliate without the prior written consent of the Company.

9.3                               This Letter Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall together constitute one and the same instrument. Delivery of a copy by facsimile or other electronic means (including email) will be deemed to be delivery of an original.

9.4                               Time is of the essence with respect to this Letter Agreement.

9.5                               This Letter Agreement constitutes the entire agreement between the Parties, and supersedes all prior agreements, understandings, representations and warranties, negotiations and discussions, whether oral or written, and course of conduct and dealing between the Parties relating to the subject matter of this Letter Agreement.

9.6                               Unless otherwise indicated, all references to dollar amounts ($) in this Letter Agreement refer to the legal currency of the United States of America.

10.                               Offeror Contacts

10.1                        The primary contact persons for the Offeror in respect of this matter are:

Isser Elishis	Cheryl Brandon
Managing Partner, Chief Investment Officer	Partner, Investment Management
Waterton Global Resource Management, Inc.	Waterton Global Resource Management, Inc.
Commerce Court West	Commerce Court West
199 Bay Street, Suite 5050	199 Bay Street, Suite 5050
Toronto, Ontario, Canada, M5L 1E2	Toronto, Ontario, Canada, M5L 1E2
Tel: + 1 (416) 504-3505	Tel: + 1 (416) 504-3505
Fax: +1 (416) 504-3200	Fax: +1 (416) 504-3200
ielishis@watertonglobal.com	cbrandon@watertonglobal.com

If this Letter Agreement is acceptable to you, please sign and return a fully-executed copy of this Letter Agreement to us by no later than 5:00pm (Toronto time) on Sunday, September 13, 2015. If not accepted by the Company by such time, this proposal shall terminate automatically without liability on the part of any Party.

We thank you for your consideration and are available at your convenience to discuss the foregoing matters. We look forward to your response.

Yours truly,

WATERTON PRECIOUS METALS FUND II CAYMAN, LP, by the General Partner of its General Partner, WATERTON GLOBAL RESOURCE MANAGEMENT CAYMAN CORP.

Per:	/s/ Cheryl Brandon
Authorized Signatory

The undersigned hereby agree to the foregoing terms and conditions of this Letter Agreement as of this 13 day of September, 2015.

TIMBERLINE RESOURCES CORPORATION

Per:	/s/ Kiran Patankar
Authorized Signatory